Filed Pursuant to Rule 424(b)(2)
File No. 333-159738

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Medium Term Notes, Series K, Notes Linked to the U.S. Consumer Price Index due May 6, 2019	$2,000,000	$232.20

(1)

The total filing fee of $232.20 is calculated in accordance with Rule 457(r) of the Securities Act of 1933 (the “Securities Act”) and will be paid by wire transfer within the time required by Rule 456(b) of the Securities Act.

Pricing Supplement No. 83 dated April 29, 2011

(to Prospectus Supplement dated April 23, 2010

And Prospectus dated June 4, 2009)

WELLS FARGO & COMPANY

Medium-Term Notes, Series K

Floating Rate Notes due 2019

Linked to the U.S. Consumer Price Index (CPI-U)

Trade Date:	April 29, 2011

Original Issue Date (T+5):	May 6, 2011

Stated Maturity Date:	May 6, 2019

Interest Payment Dates:	Interest on the notes will be paid monthly on the 6th of each month, commencing June 6, 2011 and at stated maturity.

Index:	The Index of Consumer Prices for All Urban Consumers (CPI-U) before seasonal adjustment published by the Bureau of Labor Statistics of the U.S. Department of Labor (Bloomberg: CPURNSA), or relevant successor index as described below. The Index is the base rate for purposes of the provisions relating to floating rate notes in the accompanying prospectus supplement.

Risk Factors:	Investing in the notes involves risks. See “Risk Factors” beginning on page PRS-6.

The notes are unsecured obligations of Wells Fargo and all payments on the notes are subject to the credit risk of Wells Fargo. The notes are not deposits or other obligations of a depository institution and are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other governmental agency of the United States or any other jurisdiction.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Original Offering Price	Agent Discount[1]	Proceeds to Wells Fargo
Per Note	100.00%	0.15%	99.85%
Total	$2,000,000	$3,000	$1,997,000

1	In addition to the agent discount, the original offering price specified above includes structuring and development costs and offering expenses. The agent discount and structuring and development costs total approximately $21.90 per note. See “Plan of Distribution” in the accompanying prospectus supplement for further information including information regarding how we may hedge our obligations under the notes.

Calculation of Interest:	Except as described below for the first interest period, for each interest payment date, interest will accrue for the period commencing on and including the immediately preceding interest payment date and ending on and including the day immediately preceding that interest payment date. This period is referred to as an “interest period.” The first interest period will commence on the original issue date and end on and include June 5, 2011. If a scheduled interest payment date is not a business day, it will be postponed to the following business day, but interest on that payment will not accrue during the period from and after such scheduled interest payment date (i.e., for purposes of determining the number of days in the applicable interest period, the interest period will commence on and include the scheduled interest payment date immediately preceding such scheduled interest payment date and end on and include the day immediately preceding such scheduled interest payment date).

Interest payable on a note for an interest period will be computed on an Actual/Actual day count basis by multiplying (i) the product of (A) the principal amount of the note and (B) the interest rate for such interest period by (ii) the quotient obtained by dividing the actual number of days in such interest period by 365 (or, if any portion of that interest period falls in a leap year, the sum of (y) the actual number of days in that portion of the interest period falling in a leap year divided by 366 and (z) the actual number of days in that portion of the interest period falling in a non-leap year divided by 365).

Interest Rate:	The notes will bear interest at a per annum rate based on the Index equal to the sum of (A) the spread and (B) the percentage change in the level of the Index (which could be negative), expressed as a percentage and calculated as follows:

Ref CPIn – Ref CPIn-12
Ref CPI n-12

where,

• the “interest determination date” for such interest period is the second business day immediately preceding the last day of such interest period,

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• the “spread” is 0.70%,

• the “Ref CPIn” is the level of the Index for the third calendar month prior to the calendar month of such interest determination date (the “reference month”), and

• “Ref CPI n-12” is the level of the Index for the twelfth calendar month prior to such reference month;

provided, however, that the interest rate for an interest period shall not be less than a minimum interest rate of 0.00% and shall not exceed a maximum interest rate of 8.50% per annum.

For example, with respect to the interest period ending in June 2011 and the June 6, 2011 interest payment date, the Ref CPIn is the level of the Index in March 2011 and the Ref CPI n-12 is the level of the Index in March 2010.

We refer to the twelve-month period from Ref CPI n-12 to Ref CPIn as the “year-over-year reference period.”

Discontinuance of the Index;
Alteration of Method of Calculation:	If by 3:00 p.m., New York City time, on any interest determination date the Index is not published on Bloomberg screen CPURNSA for any relevant month, but has otherwise been published by the Bureau of Labor Statistics of the U.S. Department of Labor (the “BLS”), the calculation agent will determine the Index as reported by the BLS for such month using such other source that the calculation agent determines accurately sets forth the Index as reported by the BLS.

In calculating CPIn and CPIn-12, the calculation agent will use the most recently available value of the Index determined as described above on the applicable interest determination date, even if such value has been adjusted from a prior reported value for the relevant month. However, if a value of CPIn and CPIn-12 used by the calculation agent on any interest determination date to determine the interest rate on the notes (an “original CPI level”) is subsequently revised by the BLS, the calculation

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agent will continue to use the original CPI level, and the interest rate determined on such interest determination date will not be revised.

If the Index is rebased to a different year or period and the 1982-1984 CPI is no longer used, the base reference period for the notes will continue to be the 1982-1984 reference period as long as the 1982-1984 CPI continues to be published.

If, while the notes are outstanding, the Index is discontinued or substantially altered, as determined by the calculation agent in its sole discretion, the calculation agent will determine the interest rate on the notes by reference to the applicable substitute index that is chosen by the Secretary of the Treasury for the Department of the Treasury’s Inflation-Linked Treasuries as described at 62 Federal Register 846-874 (January 6, 1997) or, if no such securities are outstanding, the substitute index will be determined by the calculation agent in accordance with general market practice at the time; provided that the procedure for determining the resulting interest rate is administratively acceptable to the calculation agent.

Calculation Agent:	Wells Fargo Securities, LLC

Certain U.S. Federal Income Tax
Consequences:	We intend to treat the notes as subject to the special rules governing variable rate debt instruments for United States federal income tax purposes. If the notes are properly treated as debt instruments subject to these rules, United States holders will generally be required to include interest on the notes in income at the time the interest is paid or accrued, depending on the United States holder’s method of accounting for tax purposes. We urge you to read the discussion entitled “United States Federal Income Tax Considerations” below on page PRS-9 for a more detailed discussion of the rules governing variable rate debt instruments, and we also urge you to discuss the tax consequences of your investment in the notes with your tax advisor.

Listing:	None

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Agent:	Wells Fargo Securities, LLC

Plan of Distribution:	On April 29, 2011, Wells Fargo & Company agreed to sell to the Agent, and the Agent agreed to purchase, the notes at a purchase price of 99.85%. The purchase price equals the issue price of 100% less an underwriting discount of 0.15% of the principal amount of the Notes.

CUSIP Number:	94986RDN8

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RISK FACTORS

The notes involve risks not associated with an investment in ordinary floating rate notes. You should reach an investment decision only after you have carefully considered with your advisors the suitability of an investment in the notes in light of your particular circumstances.

In periods of little or no inflation, the interest rate will be approximately equal to the spread, and in periods of deflation the interest rate will be less than the spread and could be as low as zero. Interest payable on the notes is linked to year-over-year changes in the level of the Index for the year-over-year reference period relating to each interest payment date. If the Index does not increase in a particular year-over-year reference period, which is likely to occur when there is little or no inflation, investors in the notes will receive an interest payment for the related interest payment date equal to the spread (0.70% per annum). If the Index decreases in a particular year-over-year reference period, which is likely to occur when there is deflation, investors in the notes will receive an interest payment for the applicable interest payment date that is less than the spread per annum. If the Index declines by a percentage equal to or greater than the spread in a particular year-over-year reference period, investors in the notes will not receive any interest on the related interest payment date.

The interest rate on the notes may be lower than the rate otherwise payable on conventional floating rate debt securities issued by us with similar maturities. If there are only minimal increases, no changes or decreases in the Index measured monthly on year-over-year basis, the interest rate on the notes will be below what we would currently expect to pay as of the date of this pricing supplement if we issued a conventional floating rate debt security with the same maturity as the notes.

The amount of interest payable on the notes in any month is capped. The interest rate on the notes for each monthly interest period is subject to the maximum interest rate of 8.50% per annum. Accordingly, if inflation, as measured by the Index, exceeds 7.80% in the year-over-year reference period relating to any interest payment date, you will not receive the full benefit of the year-over-year increase in the Index for that interest period due to the maximum interest rate.

The manner in which the BLS calculates the Index may change in the future and any such change may affect the value of the notes. There can be no assurance that the BLS will not change the method by which it calculates the Index. In addition, changes in the way the Index is calculated could reduce the level of the Index and lower the interest payment with respect to the notes. Accordingly, the amount of interest, if any, payable on the notes, and therefore the value of the notes, may be significantly reduced. If the Index is substantially altered or discontinued, a modified or substitute index may be employed to calculate the interest payable on the notes, and any such modification or substitution may adversely affect the value of the notes.

The historical levels of the Index are not an indication of the future levels of the Index. The historical levels of the Index are not an indication of the future levels of the Index during the term of the notes. In the past, the Index has experienced periods of volatility and such volatility

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may occur in the future. Fluctuations and trends in the Index that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future. Holders of the notes will receive interest payments that will be affected by changes in the Index. Such changes may be significant. Changes in the Index are a function of the changes in specified consumer prices over time, which result from the interaction of many factors over which we have no control.

The notes are subject to the credit risk of Wells Fargo. The notes are our obligations and are not, either directly or indirectly, an obligation of any third party, and any amounts payable under the notes are subject to our creditworthiness. As a result, our actual and perceived creditworthiness may affect the value of the notes and, in the event we were to default on our obligations, you may not receive any amounts owed to you under the terms of the notes.

The inclusion of the agent discount and structuring and development costs in the original offering price of the notes and certain hedging costs are likely to adversely affect the price at which you can sell your notes. Assuming no changes in market conditions or any other relevant factors, the price, if any, at which you may be able to sell the notes will likely be lower than the original offering price. The original offering price includes, and any price quoted to you is likely to exclude, the agent discount paid in connection with the initial distribution and structuring and development costs. In addition, any such price is also likely to reflect dealer discounts, mark-ups and other transaction costs, such as a discount to account for costs associated with establishing or unwinding any related hedge transaction. We expect such costs will include the projected profit that our hedge counterparty (which may be one of our affiliates) expects to realize in consideration for assuming the risks inherent in hedging our obligations under the notes. The price at which an agent or any other potential buyer may be willing to buy your notes will also be affected by the market and other conditions discussed in the next risk factor.

The value of the notes prior to stated maturity will be affected by numerous factors, some of which are related in complex ways. The value of the notes prior to stated maturity will be affected by supply and demand of the notes, interest rates at that time and a number of other factors, some of which are interrelated in complex ways. The effect of any one factor may be offset or magnified by the effect of another factor. A change in a specific factor could have the following impacts on the value of the notes, assuming all other conditions remain constant. When we refer to the “value” of your note, we mean the value that you could receive for your note if you are able to sell it in the open market before the stated maturity date.

•	Index. The value of the notes prior to maturity will be influenced by the current and projected year-over-year changes in the level of the Index.

•	Interest rates. The value of the notes will be affected by changes in the interest rates in the U.S. market.

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•

Our credit ratings, financial condition and results of operation. Actual or anticipated changes in our credit ratings, financial condition or results of operation may affect the value of the notes. However, because the return on the notes is dependent upon factors in addition to our ability to pay our obligations under the notes, such as the level of the Index, an improvement in our credit ratings, financial condition or results of operation will not reduce the other investment risks related to the notes.

We do not expect a trading market for the notes to develop. The notes will not be listed or displayed on any securities exchange or any automated quotation system. Although the agent and/or its affiliates may purchase the notes from holders, they are not obligated to do so and are not required to and do not intend to make a market for the notes. There can be no assurance that a secondary market will develop. Because we do not expect that any market makers will participate in a secondary market for the notes, the price at which you may be able to sell your notes is likely to depend on the price, if any, at which the agent is willing to buy your notes.

If a secondary market does exist, it may be limited. Accordingly, there may be a limited number of buyers if you decide to sell your notes prior to stated maturity. This may affect the price you receive upon such sale. Consequently, you should be willing to hold the notes to stated maturity.

Potential conflicts of interest could arise. One of our affiliates will be the calculation agent for purposes of determining the level of the Index in the event that the level of the Index is not published on Bloomberg screen CPURNSA or in certain other circumstances. As a result, potential conflicts of interest may exist between the calculation agent and you.

You may be required to accrue income in excess of the stated interest of the notes. If the notes are properly treated as debt instruments subject to the special rules governing variable rate debt instruments for United States federal income tax purposes, United States holders will generally be required to include interest on the notes in income at the time the interest is paid or accrued, depending on the United States holder’s method of accounting for tax purposes. However, it is possible that the notes may be classified as contingent payment debt instruments. If these rules apply to your notes, you may be required to accrue an amount of interest during certain periods that exceeds the stated interest on your note for such periods and any gain that you recognize upon the sale, exchange or maturity of the notes will generally be treated as ordinary income. See “United States Federal Income Tax Considerations—Alternative Treatment” for a more detailed discussion of these rules.

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UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general description of certain United States federal income tax considerations relating to the notes. It does not purport to be a complete analysis of all tax considerations relating to the notes. Prospective purchasers of the notes should consult their tax advisors as to the consequences under the tax laws of the country of which they are resident for tax purposes and the United States federal income tax consequences of acquiring, holding and disposing of the notes and receiving payments under the notes. This summary is based upon the law as in effect on the date of this pricing supplement and is subject to any change in law that may take effect after such date.

The discussion below applies to you only if you hold your notes as capital assets for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities,

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

•	a bank,

•	a life insurance company,

•	a tax-exempt organization,

•	a person that owns notes as part of a straddle, a hedging, a conversion or other integrated transaction for tax purposes, or

•	a United States person whose functional currency for tax purposes is not the U.S. dollar.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations under the Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

If a partnership holds the notes, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the notes should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the notes.

Except as otherwise noted under “—Non-United States Holders” below, this discussion is only applicable to you if you are a United States holder. You are a “United States holder” if you are a beneficial owner of a note and you are: (i) a citizen or resident of the United States, (ii) a domestic corporation, (iii) an estate whose income is subject to United States federal income tax regardless of its source, or (iv) a trust, if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

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The tax treatment of your notes depends upon whether it is reasonably expected that the average value of the rate during the first half of the notes’ term will be significantly greater or less than the average value of the rate during the second half of the notes’ term (“Front- or Back-Loaded”). We do not expect interest on the notes to be Front- or Back-Loaded and we intend to report payments on the notes in accordance with this position. This determination is made solely for tax purposes based on currently available objective economic information and is not a prediction or guarantee of the timing or amount of the payments on your notes.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, assuming the notes are not Front- or Back-Loaded, the notes should be treated as debt instruments subject to the special rules governing variable rate debt instruments for United States federal income tax purposes. Except as noted below under “—Alternative Treatment,” the rest of this discussion assumes that the notes will be subject to these rules.

Under this characterization, you should include the interest payments on the notes in ordinary income at the time you receive or accrue such payments, depending on your method of accounting for tax purposes, and any gain or loss you recognize upon the sale, exchange or maturity of your notes should be capital gain or loss except to the extent that such gain or loss is attributable to accrued, but unpaid interest.

You will generally recognize gain or loss upon the sale, exchange or maturity of your notes in an amount equal to the difference, if any, between the fair market value of the amount of cash you receive at such time and your adjusted basis in your notes. If you are an initial holder that purchased the notes at par, your adjusted tax basis should generally equal the price you paid for the notes.

If you purchase the notes at a price lower than the original issue price, you may be subject to the rules governing market discount. If you purchase the notes at a price higher than the original issue price, you will be subject to the rules governing amortizable bond premium. In either case, you should consult your tax advisor as to the possible application of these rules to you. The original issue price of your notes is equal to the principal amount of the notes.

Alternative Treatment. If the Internal Revenue Service (“IRS”) disagrees with our characterization and treatment of the notes as debt instruments subject to the special rules governing variable rate debt instruments, the IRS could assert that your notes should be subject to the special tax rules governing contingent payment debt instruments. If the notes are so treated, you would be required to accrue interest income over the term of your notes based upon the yield at which we would issue a non-contingent fixed-rate debt instrument with terms and conditions similar to your notes. Additionally, based on the “projected payment schedule” that would be determined pursuant to these rules, you would make adjustments to the amount of annual interest income recognized based on the difference between the actual amounts of interest received each year and the projected amounts. Under these rules, you may be required to accrue an amount of interest during certain periods that exceeds the stated interest on your note for such periods. You would recognize gain or loss upon the sale, exchange or maturity of your notes in an amount equal to the difference, if any, between the amount you receive at such time and your adjusted tax basis in your notes. In general, your adjusted tax basis in your notes would be equal to the amount you paid for your notes, increased by the amount of interest you previously accrued with respect to your notes and decreased by the projected amount of any interest

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payments previously made to you with respect to the notes. Any gain you recognize upon the sale, exchange or maturity of your notes would be ordinary income and any loss recognized by you at such time would be ordinary loss to the extent of interest you included in income in the current or previous taxable years in respect of your notes, and thereafter, would be capital loss.

If the notes are subject to the special tax rules governing contingent payment debt instruments and you purchase your notes in the secondary market at a price that is at a discount from, or in excess of, the adjusted issue price of the notes, such discount or excess would not be subject to the generally applicable market discount or amortizable bond premium rules but rather would be subject to special rules set forth in Treasury Regulations governing contingent payment debt instruments. Accordingly, if you purchase your notes in the secondary market, you should consult your tax advisor as to the possible application of such rules to you.

Medicare Tax. For taxable years beginning after December 31, 2012, a U.S. person that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax (the “Medicare tax”) on the lesser of (1) the U.S. person’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. person’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A United States holder’s net investment income will generally include its gross interest income and its net gains from the sale, exchange or maturity of the notes, unless such gross interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. person that is an individual, estate or trust, you are urged to consult your tax advisor regarding the applicability of the Medicare tax to your gains in respect of your investment in the notes.

Treasury Regulations Requiring Disclosure of Reportable Transactions. Treasury regulations require United States taxpayers to report certain transactions (“Reportable Transactions”) on Internal Revenue Service Form 8886. An investment in the notes or a sale of the notes should generally not be treated as a Reportable Transaction under current law, but it is possible that future legislation, regulations or administrative rulings could cause your investment in the notes or a sale of the notes to be treated as a Reportable Transaction. You should consult with your tax advisor regarding any tax filing and reporting obligations that may apply in connection with acquiring, owning and disposing of the notes.

Non-United States Holders. If you are not a United States holder, subject to the discussion of backup withholding and information reporting below, payments of interest (including amounts taken into income under the accrual rules described above and any gain on the sale, exchange or maturity of a note that is treated as interest for this purpose) in respect of your notes should not be subject to U.S. federal income tax or withholding tax provided that:

•

you do not actually or constructively own 10% or more of the total combined voting power of all classes of our capital stock that are entitled to vote, within the meaning of Section 871(h)(3) of the Code;

•	you are not a “controlled foreign corporation” that is, directly or indirectly, related to us through stock ownership;

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•	you are not a bank whose receipt of interest (including original issue discount) on your notes is described in Section 881(C)(3)(A) of the Code;

•	the interest is not effectively connected with the conduct of a trade or business within the United States; and

•

you (i) provide your name and address and certify, under penalties of perjury, that you are not a U.S. person (which certification may be made on Internal Revenue Service Form W-8BEN (or other applicable form)); or (ii) hold your notes through certain foreign intermediaries and satisfy the certification requirements of applicable Treasury Regulations. Special certification rules apply to holders that are pass-through entities.

If the requirements described above are not satisfied, a 30% withholding tax will generally apply to the gross amount of interest (including original issue discount or other amounts treated as interest) on the notes that is paid to you. If the interest is effectively connected with the conduct of a trade or business within the United States, you would be taxed in the same manner as United States holders as described above, unless an applicable income tax treaty provides otherwise, and, if you are a corporation, you could be subject to a branch profits tax with respect to such income at a rate of 30% (or at a reduced rate under an applicable income tax treaty).

In addition, you generally will not be subject to United States federal income tax on capital gain realized on the sale, exchange or maturity of the notes, unless:

•	you are an individual present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met; or

•	the gain is effectively connected with your conduct of a trade or business in the United States (or, if certain tax treaties apply, is attributable to a permanent establishment in the United States).

If the first exception applies to you, you generally will be subject to U.S. federal income tax at a rate of 30% (or at a reduced rate under an applicable income tax treaty) on the amount by which capital gains allocable to United States sources (including gains from the sale, exchange or maturity of the notes) exceed capital losses allocable to United States sources. If the second exception applies to you, you generally will be subject to U.S. federal income tax with respect to such gain in the same manner as United States holders, as described above, unless an applicable income tax treaty provides otherwise. Additionally, corporations could be subject to a branch profits tax with respect to such gain at a rate of 30% (or at a reduced rate under an applicable income tax treaty).

Backup Withholding and Information Reporting. In general, if you are a non-corporate United States holder, Wells Fargo and other payors are required to report to the IRS all payments made to you on your notes. In addition, Wells Fargo and other payors are required to report to the IRS any payment of proceeds of the sale or exchange of your notes before maturity within the United States (as well as the proceeds of certain sales outside the United States). Additionally, backup withholding will apply to any payments made to you on your notes if you fail to provide an accurate taxpayer identification number or you are notified by the IRS that you have failed to

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report all interest and dividends required to be shown on your United States federal income tax returns.

If you are a non-United States holder of notes, we must report annually to the IRS and to you the amount of payments we make to you and the tax withheld with respect to such payments, regardless of whether withholding was required. You will generally not be subject to backup withholding regarding payments we make to you provided that we do not have actual knowledge or reason to know that you are a United States holder and you comply with certain certification and identification requirements as to your foreign status.

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